April 21, 2023

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Brinker International, Inc.
Form 8-K Furnished February 1, 2023
File No. 001-10275

Dear Ms. Geddes and Mr. Friedman:

In your letter dated April 11, 2023 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 8-K furnished February 1, 2023, within ten business days or advise you when we would provide a response.

We follow a prescribed process for all filings and communications with the Securities and Exchange Commission including Staff Comment Letter responses to ensure the information is complete and accurate. This process includes reviews by the Chief Financial Officer, Chief Legal Officer, and our Audit Committee. Our staff has time constraints due to preparations for our third quarter earnings announcement scheduled for Wednesday, May 3, 2023, and would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Wednesday, May 10, 2023, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please contact me at (972) 770-5888.

Sincerely,

/s/ JOSEPH G. TAYLOR
Joseph G. Taylor
Executive Vice President and Chief Financial Officer